METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
January 19, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lam, Staff Accountant
Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) — Form 10-K for the fiscal year ended December 31, 2008, Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 15, 2009. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 15, 2009 with respect to
Form 10-K for the fiscal year ended December 31, 2008 and
Forms 10-Q for the fiscal quarters ended March 31, 2009,
June 30, 2009 and September 30, 2009 of
New Concept Energy, Inc.
Commission File No. 000-08187

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 15, 2009 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2008 of New Concept Energy, Inc. (the “Company” or “GBR”) as well as Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 of the Company. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Fiscal Year Ended December 31, 2008
Properties, page 8
     Comment/Observation No. 1. Please disclose the information about your oil and gas properties located in Ohio and West Virginia that is required by Item 102 of Regulation S-K.
     Response to Comment/Observation No. 1. The information required was included under Item 1 Business subcaption “Oil and Gas Operations” on Page 3 of the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), but the Company did not cross reference the information under Item 2. The Company will do so in all future filings. Other required information relating to oil and gas production, reserves and development and information regarding estimates prepared by independent petroleum engineers will also be provided in all future filings.
Controls and Procedures, page 17
Evaluation of Disclosures Controls and Procedures, page 17
     Comment/Observation No. 2. We note your disclosure under this heading stating that as a result of your evaluation of disclosure controls and procedures there were no significant changes in your internal control over financial reporting. Please revise your disclosure to clarify whether you intended to indicate that you had determined in the course of your evaluation that no such changes occurred, or explain your rationale in asserting that no such changes occurred because you conducted an evaluation.

     Response to Comment/Observation No. 2. Under the supervision of the Principal Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of December 31, 2008. No changes in our internal control over financial reporting occurred during the period covered by the report that was materially affected or is reasonably likely to materially affect our internal control over financial reporting. We will clarify in future filings.
Management Report on Internal Control Over Financial Reporting, page 18
     Comment/Observation No. 3. We note your statement that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2008. Please disclose whether or not management concluded that your internal control over financial reporting is effective, to comply with Item 308(a)(3) of Regulation S-K.
     Response to Comment/Observation No. 3. Management concluded that our disclosure controls and procedures and internal control procedures over financial reporting were effective as of December 31, 2008. We will clarify in future filings.
Financial Statements
Statements of Cash Flows, page 38
     Comment/Observation No. 4. We note that the reconciliation you present in computing operating cash flows begins with “net earnings (loss) from continuing operations.” Please comply with paragraph 28 of SFAS 95 which requires that the reconciliation begin with “net income” in presenting operating cash flows under the indirect method.
     Response to Comment/Observation No. 4. In future filings we will begin the reconciliation with “net income” in presenting operating cash flows under the indirect method.
Note A — Business Description and Presentation, page 41
     Comment/Observation No. 5. We understand from your disclosure under this heading and in the Form 8-K that you filed on September 25, 2008 that you completed acquisitions of entities and various assets including producing and non-producing properties previously owned by Carl E. Smith, Inc. or its affiliates on September 19, 2008.
As you may know, the acquisition of producing oil and gas properties is deemed to be the acquisition of a business for purposes of reporting under Rule 8-04 of Regulation S-X and Items 2.01 and 9.01 of Form 8-K. Given the significance of the transaction that you describe, it appears you may need to have filed financial statements for the producing properties, along with the related pro forma financial statements by December 11, 2008.

Additional disclosure requirements are explained in Section III.C of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.
Http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483 117161
Please advise us of your intentions to comply with this guidance. Please also submit your computation of the purchase price and details of your purchase price allocation, identifying the assets acquired and liabilities assumed.
     Response to Comment/Observation No. 5. We understand that the acquisition of oil and gas producing properties may be deemed to be the acquisition of a business for the purposes of Rule 3-05 of Regulation S-X. However, as the entities involved had been in a bankruptcy proceeding for almost five years, it was not possible to obtain audited financial statements for the required periods due to the unavailability of historical financial records. The majority of the assets were purchased from an entity that had been in bankruptcy since 2003 and financial records were poorly maintained. Certain other assets were received from former shareholders of the transferor and were transferred without historical records. In addition, some historical operational and financial records were destroyed in a fire prior to our involvement. Finally, we believe the historical financial information of the acquired assets in bankruptcy, which were not productively managed, would not be comparable to future operations of those assets under the management of an entity actively engaged in the oil and gas business. For these reasons, providing the required audited financial information simply was not attainable, would have involved unreasonable effort and expense and would have been of limited value to investors. We respectfully request the SEC staff to consider the information included in the 2008 Form 10-K and the to be filed December 31, 2009 Form 10-K, which includes the operations of the acquired assets, as satisfactory compliance with the requirement.
     The computation of the purchase price is:

Cash paid to all sellers	$7,300,000
Cash paid to creditors	5,000,000
Cash paid in fees and bankruptcy related costs	1,550,000

Total cash cost	$13,850,000

     The details of the purchase price allocation are as follows:
Carl E. Smith etal
Opening Balance Sheet
September 1, 2008

Assets
Cash	$1,586,000
A/R Receivable	482,000
Oil & Gas Properties	10,795,000
Property & Equipment	1,363,000
Other Assets	812,000

Total Assets	$15,038,000

Liabilities & Shareholders Equity
Accounts Payable	$162,000
Long Term Debt	1,026,000
Equity	13,850,000

Total Liabilities & Shareholders Equity	$15,038,000

     Comment/Observation No. 6. Please disclose the information related to our oil and gas activities specified in paragraphs 10 through 34 of SFAS 69.
     Response to Comment/Observation No. 6. The Company does not believe that paragraphs 12-14, 16, 17, 19-23, 25-29 and 31-34 of SFAS 69 are applicable to the Company’s oil and gas activities which have a commencement date of September 1, 2008 and encompass only four months of the year ended December 31, 2008. In order to fully comply with the provisions of SFAS 69, the Company in future filings will disclose information required by SFAS 69 paragraphs 10 and 11 regarding net quantities of proved reserves and proved developed reserves and changes in proved reserves which shall be stated in the appropriate units of measure specified by paragraph 15. Capitalized costs and accumulated depreciation, depletion and amortization and valuation allowances required by SFAS 69 paragraph 18 will also be disclosed, as well as the results of oil and gas operations as required by SFAS 69 paragraph 24, as will the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities required by SFAS 69 paragraph 30. The remaining paragraphs of SFAS 69 do not apply to the Company for the four month period.
Note B — Summary of Significant Accounting Policies, page 43
Oil and Natural Gas Properties, page 44
     Comment/Observation No. 7. We note your disclosure in the first paragraph under this heading, indicating that you follow the full cost method of accounting for your oil and gas properties. However, in the second paragraph, you indicate that producing oil and gas properties are subject to impairment testing under SFAS 144 and you have disclosure on page 45 under the heading “Full Cost Ceiling Test” indicating that although the carrying costs of your proved oil and natural gas properties exceeded the December 31, 2008 present value of future net revenues by approximately $1.1 million, you did not recognize a ceiling test write-down because, after considering the requirements of SFAS 144, assumptions required by the SEC, volatility of the market price of oil and natural gas, and your limited operating history, you believed the condition to be temporary.
Given that you selected the full cost methodology, you must comply with all of the requirements set forth in Rule 4-10(c) of Regulation S-X, including the ceiling test described in paragraph (c)(4). The circumstances under which the result of your ceiling test would not need to be recognized as a ceiling test write-down are described in SAB Topic 12.D.3(a) and (c), and do not correspond to any of the reasons set forth in your disclosure. The guidance in SFAS 144 does not apply to oil and gas properties that are accounted for under the full cost methodology, and there is no general provision that allows non-recognition of the ceiling test result based on expectations that the decline in the ceiling is temporary.
Therefore, it appears you will need to revise your accounting and disclosure to recognize the ceiling test write-down and to clarify your handling of impairment testing for oil and gas properties under the full cost ceiling test.
Please ensure that your policy disclosures accurately address the annual assessment of unproved properties for impairment required pursuant to Rule 4-10(c)(3)(ii)(A), the implications of any impairment determined to exist as a result of those assessments, particularly as these relate to your ceiling test; and your handling in the ceiling test of not only future net revenues from proved reserves, but also the costs of unproved properties that are subject to amortization, and the costs of unproved properties that are not subject to amortization.
Please submit the accounting and disclosure revisions that you propose to comply with Rule 4-10(c)(4) of Regulation S-X.
     Response to Comment/Observation No. 7. The major purchase of oil and gas properties in September 2008 consisted of proved oil and gas reserves in place and we believed that the value of these purchased reserves exceed the cost. For this reason we request a waiver of the full-cost ceiling limitation under SAB Topic 12.D.3(a). If the difference between the carrying cost of the proved oil and gas properties and the present value of future net revenues of $1.1 million (non-cash) was recorded, the effect to our December 31, 2008 financial statements would have been a 4.6%

decrease in total assets, a 7.1% decrease in net income and a decrease in earnings per share from $8.92 to $8.32.
Note C — Short Term Notes Receivable — Related Party, page 50
     Comment/Observation No. 8. We note your receivable balances from various related parties amounts to $10.6 million as at December 31, 2008. Please disclose the reasons for providing these loans and your view on being able to recover these funds, given that you have extended the maturity dates and made additional advances since 2006. Please include a description of your relationship with each of the related parties and details sufficient to understand your motivation in extending these funds and rationale in reporting the balance as a current, short-term receivable.
     Response to Comment/Observation No. 8. The Company, on an ongoing basis, seeks opportunities to make additional investments in the oil and gas industry and intends to utilize its available working capital to do so. In the interim the Company, in order to maximize its return, has invested in excess cash in a short term note. The note is renewed annually but, by its terms, requires payment within 30 days after demand. The interest on this note is 2% over the prime rate of interest which, we believe, represents a high return for this type of investment and a better return than could be realized through an investment in other short term instruments.
     The outstanding balance on this note fluctuates based upon the Company’s need for cash. In May, 2008 following the sale of the Company’s mineral assets in Arkansas the note balance was approximately $21.2 million. Later in the 2008 the Company completed the acquisition of the Carl E. Smith group in West Virginia and required that the note be reduced by $13.9 million.
     The original maker of the note was deemed to be a related party as such maker shared offices and some personnel with the Company. Subsequent to its original issuance, the note was assumed by Prime Income Asset Management, Inc. (“Prime”) which the Company deems to be a related party because the Company and Prime share certain administrative services and personnel.
Note J — Gain (Loss) on Sale of Assets, page 55
     Comment/Observation No. 9. We note your disclosures indicating you have recorded gains on sales of interests in oil and gas properties in 2006 and 2008. The guidance in Rule 4-10(c)(6)(i) of Regulation S-X requires sales of interests in oil and gas properties to be accounted for as adjustments to the full cost pool, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. Tell us how you determined that gain recognition in each instance was consistent with this requirement of the full cost methodology, if this is your view.
     Response to Comment/Observation No. 9. Effective June 30, 2006, the Company sold all of its then existing oil and gas interests which were located in East Texas for cash. The cash proceeds of $1,737,000 were received on July 5, 2006. At that point in time, the Company held no interests of any kind in any oil and gas properties and a gain was recorded and the full cost pool was reflected at zero.

     In November 2007, the Company acquired mineral rights in Fayetteville, Arkansas. It was the Company’s intention to develop the property through drilling however, before the Company could begin a drilling program, an offer to buy the mineral rights was received from XTO Energy, Inc. In May 2008, the Company concluded a cash sale of all of its mineral interests. The Company recorded a gain in the second quarter of 2008 of $16.4 million and beginning in the June 30, 2008 Form 10-Q, the full cost pool was reflected at zero.
     Subsequent to the sale of 100% of its oil and gas interests in May 2008, the Company began seeking out new investments in oil and gas. In September 2008, the Company invested in oil and gas operations in Ohio and West Virginia.
     The Company believes that the gain on the sales that occurred in 2006 and 2008 were appropriately recorded.
     General — The responses to the nine comments above are provided to the Staff for clarification of the items raised by the Staff in the December 15, 2009 letter to the Company. The Company, which is a smaller Reporting Company, believes these item are not, in the aggregate, significant enough to warrant a revision of the existing filings; the Company would prefer to cover these items/clarifications/corrections in its future filings, including the Form 10-K for the fiscal year ended December 31, 2009 (including any revision to reserve estimates based on a December 2009 reserve report and calculations in the December 31, 2009 financial statements) rather than filing any amendments to the 2008 Form 10-K or any interim report. The Company requests the Staff approve such concept.

NEW CONCEPT ENERGY, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of New Concept Energy, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated December 15, 2009, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned have executed this Acknowledgment on and as of the 19th day of January, 2010.

NEW CONCEPT ENERGY, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, President